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                     February 16, 2022

       Simon Rubin
       Interim Chief Financial Officer
       BOTS, INC.
       1064 Ane Ponce De Leon, Sutie 200
       San Juan, Puerto Rico

                                                        Re: BOTS, INC.
                                                            Form 10-K For the
Year Ended April 30, 2021
                                                            Filed November 15,
2021
                                                            File No. 000-55986

       Dear Mr. Rubin:

              We issued comments on the above captioned filing on December 15, 2021. On January
       19, 2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Manufacturing